UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41712

DIGITAL CURRENCY X TECHNOLOGY INC.

(Exact Name of Registrant as Specified in Its Charter)

Room 1101, 11/F., Capital Centre
151 Gloucester Road, Wanchai
Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Registered Direct Offering

On September 18, 2026, Digital Currency X Technology Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (collectively, the “Purchasers”), pursuant to which the Company agreed to issue and sell an aggregate of 23,809,530 Class A ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), together with Series A warrants to purchase up to an aggregate of 23,809,530 Ordinary Shares (the “Series A Warrants”) and Series B warrants to purchase up to an aggregate of 23,809,530 units, each consisting of one Ordinary Share and one Series A Warrant (the “Series B Warrants”), in a registered direct offering (the “Offering”). The purchase price was US$0.21 per Ordinary Share and accompanying Series A Warrant and Series B Warrant (the “Purchase Price”). The gross proceeds to the Company from the Offering were approximately US$5.0 million, before deducting placement agent fees and other estimated Offering expenses. The Company intends to use the net proceeds from the Offering for (i) working capital and general corporate purposes, which may include the acquisition, custody, holding, staking, management and disposition of digital assets and cryptocurrencies and related treasury and business operations, and (ii) the purchase of insurance coverage for the Company’s directors and officers.

The Series A Warrants have an initial exercise price of US$0.44 per Class A Ordinary Share and are exercisable immediately for five years from their Initial Exercise Date. The Series B Warrants have an initial exercise price of US$0.21 per unit and are exercisable from their Issuance Date for 30 days, subject to the applicable expiration-date provisions. The securities issuable upon exercise and the exercise price of each of the Series A Warrants and Series B Warrants are subject to adjustment for share dividends, share splits, combinations, reclassifications, share-combination VWAP reset, subsequent dilutive-issuance exercise-price adjustments, and other events as specified in the Series A Warrants and Series B Warrants.

The Ordinary Shares, the Series A Warrants, the Series B Warrants and the Ordinary Shares issuable upon exercise of such warrants were offered pursuant to the Company’s registration statement on Form F-3 (File No. 333-281314), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2024 and declared effective on August 16, 2024 (the “Registration Statement”), the accompanying base prospectus dated August 16, 2024 and a prospectus supplement dated September 18, 2026 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”).

Obligations Under the Purchase Agreement

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

Pursuant to the Purchase Agreement, the Company agreed, subject to certain exceptions, that from September 18, 2026 until thirty (30) calendar days after the closing date of the Offering, neither the Company nor any of its subsidiaries would (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or securities exercisable or exchangeable for, or convertible into, Ordinary Shares, or (ii) file any registration statement or any amendment or supplement thereto, other than the prospectus supplement for the Offering, a registration statement on Form S-8 and issuances thereunder pursuant to any equity or share incentive plan of the Company, and a registration statement on Form F-3, including any related base prospectus, prospectus supplement, amendment or post-effective amendment. The Purchase Agreement contains customary representations, warranties, and covenants by the Company. It also provides for customary indemnification by the Company of the Purchasers and certain related parties for losses, liabilities, claims, damages, costs and expenses arising from a breach of the Company’s representations, warranties, covenants or agreements under the Purchase Agreement or certain proceedings relating to the transactions contemplated thereby.

In connection with the Offering, the directors and officers of the Company and shareholders holding 5% or more of the Company’s issued and outstanding Ordinary Shares entered into lock-up agreements dated September 18, 2026, pursuant to which such persons agreed, subject to certain exceptions, that, from September 18, 2026 until ninety (90) days after the Closing Date, they would not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of Ordinary Shares or securities convertible into, exchangeable for or exercisable for Ordinary Shares beneficially owned, held or thereafter acquired by them.

Placement Agency Agreement

In connection with the Offering, on September 18, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as placement agent on a “reasonable best efforts” basis in connection with the Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent (i) a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering, (ii) a cash exercise fee equal to 7.0% of the aggregate gross proceeds received by the Company upon exercise of the Series B Warrants, and (iii) reimbursement of reasonable out-of-pocket expenses, including legal fees, of up to US$50,000. The Company also agreed to issue to the Placement Agent or its designees warrants to purchase a number of Ordinary Shares equal to 5.0% of the total number of Ordinary Shares sold in the Offering (the “PA Warrants”), with the PA Warrants being exercisable at the same price and on the same terms as the Series A Warrants. The Placement Agency Agreement contains customary representations, warranties, and covenants by the Company. It also provides for customary indemnification by the Company of the Placement Agent and certain related parties for losses, claims, damages, expenses and liabilities arising out of the Placement Agent’s activities under the Placement Agency Agreement, subject to specified exceptions, and contains contribution, termination and other customary provisions.

The Offering was priced on September 18, 2026. The closing of the Offering took place on September 21, 2026, at which time the Company issued and sold an aggregate of 23,809,530 Ordinary Shares, together with Series A Warrants to purchase up to 23,809,530 Ordinary Shares and Series B Warrants to purchase up to 23,809,530 units, to the Purchasers against payment of an aggregate purchase price of US$5,000,001.30.

The foregoing descriptions of the Placement Agency Agreement, the Purchase Agreement, the Series A Warrants, the Series B Warrants, and the PA Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 1.1, 10.1, 4.1, 4.2, and 4.3, respectively, to this Report on Form 6-K and incorporated herein by reference. A copy of the legal opinion of Harney Westwood & Riegels, the Company’s Cayman Islands counsel, relating to the validity of the securities offered in the Offering is filed as Exhibit 5.1 to this Report on Form 6-K. On September 18, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Form 6-K contains forward-looking statements. Forward-looking statements include statements herein with respect to, among other things, the Company’s intended use of proceeds from the Offering and the successful execution of the Company’s business strategy. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Placement Agency Agreement, dated as of September 18, 2026, by and between Digital Currency X Technology Inc. and Maxim Group LLC, as placement agent
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
4.3	Form of Placement Agent Warrant
5.1	Opinion of Harney Westwood & Riegels, Cayman Islands counsel to the Company
10.1	Securities Purchase Agreement, dated as of September 18, 2026, by and among Digital Currency X Technology Inc. and the purchasers signatory thereto
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
99.1	Press Release, dated September 18, 2026

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 1.1, 4.1, 4.2, 4.3, 4.4, 5.1, 10.1 and 23.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and the Company’s registration statement on Form S-8 (File No. 333-298575), and into each prospectus outstanding under the foregoing registration statements, and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Exchange Act. Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor shall it be incorporated by reference into any registration statement of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGITAL CURRENCY X TECHNOLOGY INC.

By:	/s/ Melissa Chen
Name:	Melissa Chen
Title:	Chief Executive Officer

Date: September 21, 2026